Exhibit 99.1

Identity of Group Members Pursuant To Item 8

The members of the group are:

Name	Address
Entercom Incorporated	401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004
Entercom Radio, LLC	401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004
Entercom Communications Corp.	401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004
Joseph M. Field	401 City Avenue, Suite 809 Bala Cynwyd, Pennsylvania 19004